Filed Pursuant to Rule 433

Registration No. 333-180488

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$500,000,000

1.350% SENIOR NOTES, DUE NOVEMBER 2016

FINAL TERM SHEET

Dated November 18, 2013

Issuer:	Bank of America Corporation

Ratings of this Series:	Baa2 (Moody’s) / A- (S&P) / A (Fitch)

Title of the Series:	1.350% Senior Notes, due November 2016

Aggregate Principal Amount Initially Being Issued:	$500,000,000

Issue Price:	99.974%

Trade Date:	November 18, 2013

Settlement Date:	November 21, 2013 (T+3)

Maturity Date:	November 21, 2016

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Day Count Fraction:	30/360

Interest Rate:	1.350% per annum

Interest Payment Dates:	May 21 and November 21 of each year, beginning May 21, 2014, subject to following business day convention (unadjusted).

Interest Periods:	Semi-annual

Treasury Benchmark:	3 year U.S. Treasury, due November 15, 2016

Treasury Yield:	0.559%

Treasury Benchmark Price:	100-06 1/4

Spread to Treasury Benchmark:	+80bps

Reoffer Yield:	1.359%

Optional Redemption:	None

Listing:	None

Use of Proceeds:	On June 11, 2012, we announced a new 10-year $50 billion environmental business initiative to help address climate change, reduce demands on natural resources and advance lower-carbon economic solutions. The new environmental business initiative, effective January 1, 2013, includes, among other financing activities, lending and equipment finance in areas including energy efficiency, renewable energy and energy infrastructure, transportation, water, and waste.

The net proceeds of the sale of the notes will be used to fund renewable energy and energy efficiency projects (“Eligible Green Projects”), in whole or in part, as defined by our internal investment criteria. Renewable energy projects include financing of, or investments in, equipment and systems which facilitate the use of energy from renewable sources, such as solar, wind, and geothermal energy. Energy efficiency projects help reduce energy consumption per unit of output and include projects such as lighting retrofits, district heating, co-generation, and building insulation, in residential, commercial and public properties. These Eligible Green Projects are for illustrative purposes only and no assurance can be provided that the proceeds of the notes will be allocated to fund projects with these specific characteristics during the term of the notes.

An amount equal to the net proceeds of the notes will be allocated by us to the financing of existing and future Eligible Green Projects. So long as the notes are outstanding, our internal records will show, at any time, the net proceeds from the issuance of the notes as allocated to the assets that meet our internal investment criteria of Eligible Green Projects. Pending the allocation of the net proceeds of the notes to finance Eligible Green Projects, the net proceeds will be invested in overnight or other short-term financial instruments.

Payment of principal of and interest on the notes will be made from our general funds and will not be directly linked to the performance of any Eligible Green Projects.

During the term of the notes, we will provide periodic updates on a dedicated website (which will be available to investors in the future) regarding (i) the allocation of the net proceeds of the notes to Eligible Green Projects, detailing the Eligible Green Projects funded, current funded amounts, initial funding dates and contractual maturity dates, and (ii) assertions by management that the net proceeds of the notes are invested in either qualifying Eligible Green Projects or in overnight or other short-term financial instruments. The updates and assertions will be accompanied by a report from an independent accountant in respect of the independent accountant’s examination of management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Co-Managers:	Drexel Hamilton, LLC, Lebenthal & Co., LLC, Skandinaviska Enskilda Banken AB (publ)

CUSIP:	06051GEZ8

ISIN:	US06051GEZ81

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus addendum, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

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